

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 25, 2016

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

> **Re: Azure Power Global Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed April 19, 2016**
> **File No. 333-208584**

Dear Wadhwa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter.

Financial Statements

Note 1(b) Formation and initial public offering ('IPO'), page F-9

1. We note your response to comment 3. You indicate that the increase in the tenure of the CCDs and the Series E CCPS from 10 to 20 years does not significantly modify the fair value of such securities as the per annum return is not affected by the tenure increase. You state that you evaluated the impact on the fair value of the CCDs and Series E CCPS resulting from the tenure increase and that you believe the economic life (expected holding period) of such securities was not impacted by this change. You also state that the parties agreed that the tenure modification should not result in additional consideration being provided to the holders and, therefore, no such additional

consideration was paid by you. In order to help us better understand your response, please provide us with the following additional information:

- Explain to us in reasonable detail why the total returns, particularly additional potential interest payments, on the CCDs and the Series E CCPS is not affected by the tenure increase, as this appears to be more relevant than the per annum return. Also clarify why the modification would not materially impact the fair value of the embedded conversion option.

- Explain to us in reasonable detail why a doubling of the tenure did not impact the economic life (expected holding period) of such securities.

- Tell us the fair value of these securities immediately before and after the tenure modification and explain in sufficient detail how you derived the amounts. We note that consideration would not necessarily have to be directly paid to holders of these securities but could result from any increase in the fair value of such securities arising from the tenure modification.

- Tell us how you considered the guidance regarding modifications and exchanges of debt in ASC 470-50-40-6 through 40-12. Specifically address how you determined whether or not the present value of the cash flows under the terms of the new debt instruments are at least ten percent different from the terms of the original instruments. Please provide your calculations for each applicable issuance.

2. We note your response to comment 4 and have the following comments:

- We are still unclear why you do not record the non-controlling interest held by the AZI founders in your consolidated balance sheets until such time that the non-controlling interest is no longer outstanding. Although we note that you control the payment of dividends and distributions to AZI shareholders, AZI is not wholly-owned by you and the AZI Sponsors are "legally entitled to income attributable to shares."

- Provide footnote disclosures which clearly explain why no income or loss has been attributed to the non-controlling interest in AZI held by the AZI sponsors.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Office of Consumer Products

Cc: Thomas Ivey, Esq.
        Sandeep Chopra